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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                             Commission File Number:  0-25038

                          NOTIFICATION OF LATE FILING

(Check One)      [ x ] Form 10-K  [   ] Form 11-K  [   ] Form 20-F  [   ] Form 10-Q
                 [   ] Form N-SAR

For Period Ended:  September 30, 1996

[   ]    Transition Report on Form 10-K    [   ]   Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F    [   ]   Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

For the Transition Period Ended:  Not Applicable.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Thompson PBE, Inc.

Former name if applicable:  Not Applicable.

                          4553 Glencoe Avenue, Suite 200
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                       Address of principal executive office
                              (Street and number)

                          Marina del Rey, California 90292
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                            (City, State and Zip Code)
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                                    PART II
                            RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check appropriate box.):

[ x ]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]    (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)     The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

         Notwithstanding the best efforts of Thompson PBE, Inc. (the "Company" or the "Registrant"), the necessary year-end processes of the Company including, without limitation, its audit by its independent accountants, have taken a longer period of time than originally planned for or expected. While the Company's independent auditors will have completed their audit prior to the stated due date of the Company's annual report on Form 10-K, in the opinion of management the late date of the completion of these processes make it impractical to file the Form 10-K on or before the prescribed due date without the incurrence of unreasonable effort and expense. The Company expects to file its Form 10-K within the 15-day extension period provided for in Rule 12b-25.

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                                    PART IV
                               OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

Charles E. Barrantes       (310)               306-7112
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      (Name)             (Area code)     (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [ x ] Yes  [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ x ] Yes  [   ] No

         A discussion of the Registrant's financial results for the year ended September 30, 1996 is attached as Exhibit A hereto.


                              ____________________





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         Thompson PBE, Inc. ("Registrant") has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December  27, 1996         By: /s/  CHARLES E. BARRANTES
                                      ____________________________________
                                        Name:    Charles E. Barrantes
                                        Title:   Executive Vice President and
                                                 Chief Financial Officer





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                                   EXHIBIT A

         On December 19, 1996, the Company disseminated a press release disclosing its financial results for the fourth quarter and year ended September 30, 1996 which, in part, provided as follows:

          Net sales for the quarter and year ended September 30, 1996, totaled $50,055,000 and $178,139,000, an increase of 30 percent and 35 percent, respectively, from 1995 levels. This increase is primarily attributable to acquisitions. During fiscal 1996, the Company completed the acquisition of 14 businesses with annualized historical revenues of approximately $52 million.

         For fiscal 1996, the Company reported net income of $1,073,000, or $0.12 per share, which includes a net loss of $2,473,000, or $0.28 per share, for the fourth quarter. In October 1996, the Company announced its intention to record certain significant charges in the fourth quarter pertaining to inventory write-downs, disputed vendor charges and other matters involving its Southeast region. At the time, the Company expected to report a modest profit in the fourth quarter. The net loss reported in the fourth quarter reflects the Company's subsequent decision to establish additional reserves primarily relating to a pending sales tax audit in the Southeast, inventory write-downs in the Mountain region, ongoing disputes regarding vendor rebates and other charges. Such charges aggregated approximately $4.9 million, compared with the $2.0 million originally expected by management. The sales tax dispute involves an acquired company in the Southeast Region and relates to periods prior to its combination with the Company. The Company also incurred operating costs in the fourth quarter above those anticipated.





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